UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            IMPLANTABLE VISION, INC.
                                (Name of Issuer)
                                  Common Stock,
                         (Title of Class of Securities)

                                    45320E 10 7
                                 (CUSIP Number)


                                25730 Lorain Road
                             North Olmsted, OH 44070
                                 (216) 255-9698
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 December 16, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes).

- ------------------------------------------------------------------------------
CUSIP #45320E 10 7                     13D                    Page 2 of 13 Pages
- ------------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     George Rozakis


- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO

- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     US
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               3,521,964
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             3,500,000(1)
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     3,521,964
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

    3,500,000(1)
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     7,021,964(2)
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     23.1%(2)
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)


- ------------------------------------------------------------------------------

(1) Through Rozakis Family, LLC of which George Rozakis wife, Betty Rozakis, is manager.

(2) Includes in beneficial ownership Rozakis Family, LLC of which George Rozakis wife, Betty Rozakis, is manager.

- ------------------------------------------------------------------------------
CUSIP #45320E 10 7                     13D                    Page 3 of 13 Pages
- -----------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

    Betty Rozakis
- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     US
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               3,500,000 (1)
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             3,521,964 (1)
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     3,521,964(1)
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

    3,500,000
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     7,021,964(2)
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     23.1%(1)(2)
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    I
- ------------------------------------------------------------------------------

(1) Includes Rozakis Family, LLC of which Betty Rozakis is manager.

(2) Includes shares owned by husband George Rozakis, and those shares owned in Rozakis Family, LLC.

- ------------------------------------------------------------------------------
CUSIP #45320E 10 7                     13D                    Page 4 of 13 Pages
- ------------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Igor Valyunin

- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

  USA
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               7,266,667
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     7,266,667
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     7,266,667
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     23.9%
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
CUSIP #45320E 10 7                     13D                    Page 5 of 13 Pages
- ------------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Jerry Kaeni

- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     US
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               8,666,667
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     8,666,667
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     8,666,667
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     28.5%
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    OO
- ------------------------------------------------------------------------------

- ------------------------------------------------------------------------------
CUSIP #45320E 10 7                     13D                    Page 6 of 13 Pages
- ------------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Kavouria, LLC
     (Beneficially William Rozakis)
- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization


- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               2,000,000
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With            3,044,703 (1)
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     2,000,000
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

     3,044,703 (1)
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     5,044,703 (2)
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    16.6%
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    I
- ------------------------------------------------------------------------------
(1) Through Rozy Ventures II of which William Rozakis, is manager/controlling person.

(2) Includes Rozy Ventures II of which William Rozakis, as manager, is deemed beneficial owner, due to control of Rozy Ventures II.

- ------------------------------------------------------------------------------
CUSIP #45320E 10 7                     13D                    Page 7 of 13 Pages
- ------------------------------------------------------------------------------


- ------------------------------------------------------------------------------
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

     Alex Hatsis

- ------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |X|
- ------------------------------------------------------------------------------
  3. SEC Use Only
- ------------------------------------------------------------------------------
  4. Source of Funds (See Instructions)

     OO
- ------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
- ------------------------------------------------------------------------------
  6. Citizenship or Place of Organization

     US
- ------------------------------------------------------------------------------
               7.       Sole Voting Power
 Number of
   Shares               2,000,000
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With             0
- ------------------------------------------------------------------------------
  9. Sole Dispositive Power

     2,000,000
- ------------------------------------------------------------------------------
 10. Shared Dispositive Power

     0
- ------------------------------------------------------------------------------

 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     2,000,000
- ------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
- ------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

     6.5%
- ------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)


- ------------------------------------------------------------------------------

Item 1.  Security and Issuer.


     This Schedule 13D relates to the common stock $0.001 par value per share ("common stock"), of Baymark Technologies, Inc., (now renamed Implantable Vision, Inc.) a Utah corporation (the "Issuer"). The principal executive offices of the Issuer are located at 25730 Lorain Road, North Olmsted, OH 44070.


Item 2.  Identity and Background.

George Rozakis                  Ophthalmologist MD              US Citizen
25730 Lorain Road               Opthalmology Practice
North Olmsted, OH 44070

Betty Rozakis                   Business Women                  US Citizen
25730 Lorain Road               (wife of George Rozakis
North Olmsted, OH 44070         President/Direcor)

Igor Valyunin                   Optometric Scientist            US Citizen
3862 South Lake Dr.
Apt. 102
St. Francis, WI 53235-5232

William Rozakis                 Businessman/Executive           US Citizen
25730 Lorain Road               Implantable Vision, Inc.
North Olmsted, OH 44070

Alex Hatsis                     Ophthalmologist MD              US Citizen
2 Lincoln Ave                   Alexander Hatsis
Suite 401                       Medical Director
Rockville Centre, NY 11570      Implantable Vision

No person listed above has been convicted of any crime, nor has any person been subject to any civil, administrative, injunctive or other Order in the past 5 years, which enjoined, prohibited or mandated any behavior.

Item 3. Source and Amount of Funds or Other Consideration.





Item 4.  Purpose of Transaction.


               a) The Plan and Agreement of Reorganization by and between the parties and JIG JIG, LLC and BT Acquisitions, Inc. dated December 16, 2005 resulted in a change in control of Issuer. Effective concurrently with the closing of the acquisition, the Issuer's current directors Jon Elliott, Wesley Whiting and Redgie Green have resigned effective 10 days after mailing the 14f-1 Notice to Shareholders and George Rozakis, Igor Valyunin and Jerry Kaeni have been appointed as Directors. William Rozakis will be appointed Director effective 10 days after mailing of the 14f-1, Notice to Shareholders.

               Additionally, in connection with the change of control of the Issuer on December 16, 2005, the Issuer's President and CFO Jon Elliott, resigned, Wesley Whiting Vice President and Secretary resigned, and George Rozakis was appointed to serve as Issuer's President and William Rozakis was appointed to serve as Issuer's Secretary.

               After the change of control, the Issuer changed its business plan to engage in development of intraocular lenses. Historically, Issuer has been engaged in business endeavors including casino attempts and e-commerce which were unsuccessful. Issuer has not realized significant profitable revenues in these endeavors.

               As part of the Plan and agreement of Reorganization a total of 30,000,000 shares of Common Stock were issued to members of JIG JIG, LLC, six of whom are reporting herein, to allow the acquisition of JIG JIG, LLC, with its intellectual property, by the Company.

               In order to pursue these activities, it is anticipated that the Issuer will seek to raise additional capital to fund the purchase of one or more businesses.

     (b) An extraordinary corporate transaction of a merger, between BT Acquisition, Inc., Issuers wholly owned subsidiary, and JIG JIG, LLC as described above, has been agreed upon.

     (c) No sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries has occurred, or is intended to occur.

     (d) A change in the present board of directors or management of the Issuer, new directors and officers have been appointed as follows:

                George Rozakis          President/Director
                William Rozakis         Secretary/Director (Director to be
                                        effective ten days after the 14f-1
                                        Notice to Shareholders is mailed)
                Jerry Kaeni             Director
                Igor Valyunin           Director

     (e) No material change in the present dividend policy of the Issuer has been made. The capitalization of the Issuer has been changed as a result of the contribution of $475,000 to issuer to retire debt and the issuance of 30,000,000 shares of common stock to interest holders of JIG JIG, LLC.

     (f) A material change in the Issuer's business or corporate structure; On December 16, 2005, the Company entered into a Plan and Agreement of Reorganization with JIG JIG, LLC (JIG) and its interest holders whereby the interest holders of JIG receive 30,000,000 shares of Common Stock in exchange for 100% interest in JIG. JIG is merging into BT Acquisitions, Inc. a newly formed subsidiary of Registrant. JIG holds intellectual property regarding implantable intraocular lenses which correct vision and which, in application, avoid many of the disadvantages or limitations of laser alterations of the cornea. The intellectual property has not yet been FDA approved nor is it commercialized, and the Company intends to raise approximately $4,000,000 in a combination of debt and equity to capitalize its plan to commercialize its intellectual property and to achieve FDA approvals required.

          As a result of the Plan and Agreement of Reorganization, the Company received $475,000 in capital with which it settled all of the existing outstanding debt of the Company. Concurrently, the Company purchased 300,000 shares of common stock from Jon & Cathy Elliott for retirement to treasury.


     (g) No change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person has occurred, except the Company amended its Articles to Change the name to Implantable Vision, Inc. and intends to amend its Certificate of Designation of Rights and Privileges of Series A Preferred Stock.

     (h) Not Applicable

     (i) Not Applicable

     (j) Not Applicable


Item 5.  Interest in Securities of the Issuer.

Name                                        Shares Owned               Percent
----                                        ------------               -------

George Rozakis                              3,521,964                 11.58%

Rozakis Family, LLC                         3,500,000 (1)             11.52%

Rozy Ventures, II                           3,044,703 (1)             10%

Jerry Kaeni                                 8,666,667                 28.5%

Igor Valyunin                               7,266,667                 23.9%

Alex Hatsis                                 2,000,000                  6.5%

Kavouria, LLC                               2,000,000(2)               6.5%

(1) Controlled by Betty and George Rozakis, the aggregate of the Rozakis family beneficial holdings are 23.1%.

(2)  Controlled by William Rozakis, the aggregate beneficial holdings are 16.5%.

Note: The percentages shown assume the retirement per the Plan and Agreement of Reorganization of 300,000, Common Shares and no conversion of Series A Preferred Stock.

      (a) No person, other than a Filing Person, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the common stock beneficially owned by the Filing Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        The Company entered into a Plan and Agreement of Reorganization which contains the entire Agreement by and between the parties and the Company which is attached hereto as Exhibit 10.1.

Item 7. Material to be filed as Exhibits.


     10.1  Plan and Agreement of Reorganization

Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 5, 2006




                                     By:      George Rozakis

                                     Its:


                                     By:      Betty Rozakis

                                     Its:


                                     By:      Jerry Kaeni

                                     Its:


                                     By:      Igor Valyunin

                                     Its:


                                     By:      William Rozakis

                                     Its: